September 10, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Attn: Melissa Campbell Duru, Special Counsel

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Electronics For Imaging, Inc. (the “Company”)
Schedule TO-I
Filed August 31, 2009
File No. 5-43124

Ladies and Gentlemen:

This letter is in response to your letter dated September 4, 2009 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Schedule TO-I filed on August 31, 2009 (the “Schedule TO”), including Exhibit (a)(1)(i) to the Schedule TO (the “Offering Memorandum”). The responses of Electronics For Imaging, Inc. (the “Company” or “we”) to the specific comments included in the Letter are set forth below. For convenience, each comment from the Letter is stated in bold below, and numbered to correspond to the numbered comment in the Letter. The Company’s responses follow the Staff’s comments.

We are concurrently filing with the Commission an amendment to the Schedule TO, which includes as an exhibit a Supplement to the Offering Memorandum (together with the amendment to the Schedule TO, the “Supplemental Filing”), to address certain of the Staff’s comments included in the Letter as indicated below.

Schedule TO-I

Exhibit 99(A)(1)(A): Offering Memorandum

1.	As structured, optionholders who hold options for less than $250 or who reside in Australia, Belgium, Brazil, Canada, China, France, Italy, South Korea, Mexico, Singapore, Spain, Sweden or the United Kingdom will receive a cash payment that is not subject to any vesting provisions promptly upon expiration of the offer through local payroll. All other eligible employees who tender will receive unvested restricted stock units. The reason for the distinction in the form of consideration receivable between option holders is not apparent. As the filing persons are aware, the all-holders provision of Exchange Act Rule 13e-4(f)(8) is applicable to an issuer exchange offer unless the offer is being made pursuant to the relief set forth in the global exemptive order applicable to employee stock option exchanges (March 21, 2001). If you are relying on the global exemptive order applicable to option exchanges, please set forth the Company’s eligibility to rely on the order and the compensatory purposes for the distinction in the aforementioned consideration receivable by tendering optionholders.

U.S. Securities and Exchange Commission, September 10, 2009 - Page 2

The Company respectfully advises the Staff that it is relying on, and believes that it has satisfied all the conditions set forth in, the Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.

Specifically, the Exemptive Order provides for an exemption from Rules 13e-4(f)(8)(i) and (ii) for exchange offers for employee stock options that meet the following conditions:

•

the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•

the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.

The analysis of each of these conditions is included below.

A.	The issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan.

The Company is eligible to use Form S-8. All options subject to the Offer to Exchange described in the Offering Memorandum were granted under our stock incentive plans or the stock incentive plans of entities that we acquired. Each of these plans constitutes an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The restricted stock units offered in the Offer to Exchange will be granted pursuant to our 2009 Equity Incentive Award Plan, which also constitutes such an employee benefit plan.

B.	The exchange offer is conducted for compensatory purposes.

Over the last year, the Company has experienced a significant decline in its stock price that resulted in a considerable number of our employees holding options that are “underwater.” The Company believes that these options are no longer effective at providing the incentives that the Company believes are necessary to retain and motivate employees. Thus, as detailed in the Offering Memorandum, the compensatory purpose of the offer is to restore retention and incentive value of our equity awards by ameliorating the loss of such benefits caused by the decline in our stock price. Eligible options have exercise prices that are higher than the current market price of our common stock. By making the offer, our intent is to provide eligible option holders with the opportunity to receive restricted stock units which have greater retention value because such restricted stock units are (1) more certain to provide compensatory income than the underwater options they replace and (2) are subject to new vesting requirements. However, we do not believe that we are required to impose new vesting conditions on any consideration that we may offer for the options that are subject to the Offer to Exchange. We believe that, while “fully

U.S. Securities and Exchange Commission, September 10, 2009 - Page 3

vested” consideration does not have the same retention value to us as compensation that is subject to a vesting schedule, fully vested consideration has incentive effect in restoring a certain portion of the compensatory elements that were intended in the original stock option grants.

The Company operates in several non-U.S. jurisdictions, and as a matter of course we tailor our compensation policies and programs based on considerations of local law, tax effects on participants and us, regulatory compliance costs, the retention and incentive value of the compensation, and our costs in administering particular benefit plans and programs. In deciding whether to offer restricted stock units or cash to employees eligible to participate in the offer, we, consistent with our compensation practices generally, considered these factors.

We determined that it was appropriate to make the Offer to Exchange to our employees, even though some of them hold relatively small numbers of options that would result in relatively small numbers of restricted stock unit grants. While making the offer only to holders of large number of eligible options would have reduced our costs in offering and administering the offer, on balance we didn’t think it appropriate to make the offer only to more highly-compensated employees who tend to hold larger numbers of our stock options, instead preferring to offer the exchange opportunity to all eligible holders of eligible options. However, because of the administrative costs associated with granting, processing and administering grants of relatively small numbers of restricted stock units, we determined that it was more efficient to offer cash as to eligible options with a fair value of $250 or less and that this cost savings to us outweighed the benefit to us of a new vesting schedule.

We determined that it was appropriate to offer cash in exchange for eligible options held by employees in Australia, Brazil, Canada, China, France, Italy, South Korea, Mexico, Singapore, Spain, Sweden, and the United Kingdom in light of the number of eligible optionees in each of these jurisdictions, the number of eligible options that they hold, the tax effects of the offer on employees and on us in these jurisdictions, the increased costs of researching and complying with local laws in these jurisdictions if we were to offer restricted stock units, or a combination of these factors in each jurisdiction.

Consequently, the Company believes that it has met the technical requirements of the Exemptive Order, as well its stated intent, namely, to give issuers the flexibility to design and structure their compensatory tender offers and reduce the burdens and costs that issuers would otherwise have to bear if required to seek individual exemptions from the all holders and best price rules.

C.	The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Company respectfully advises the Staff that the Offer to Exchange contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer.

D.	Except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.

The Company respectfully advises the Staff that, except as otherwise provided by the Exemptive Order, the Company believes that it complies with Rule 13e-4 of the Securities Exchange Act of 1934.

U.S. Securities and Exchange Commission, September 10, 2009 - Page 4

Summary Term Sheet and Questions and Answers, page 1

Terms and Conditions of the Option Exchange and New RSUs, page 6

2.	Further supplement the example provided in Q.8 and include an example of a scenario when cash would be receivable and an example illustrating how the amount of cash receivable would be calculated.

The Supplemental Filing includes this additional example.

Important Information. page 9

3.	Please further highlight that participation in the offer for employees residing in Israel and the Netherlands is conditioned upon their provision of a consent agreement. If this is not correct, revise to state that participation may occur without the submission of the consent form and disclose any consequences associated with non-submission of the consent form (i.e., the inapplicability of tax rulings, whether favorable or unfavorable, with respect to the holder).

The Supplemental Filing includes additional clarity with respect to the above.

4.	The Company discloses that it will “notify eligible employees affected by the applicable ruling once it has been obtained.” Revise to provide an estimation of when such ruling is anticipated and if unknown, so state. Please confirm supplementally that notwithstanding any delay in receipt of a tax ruling, all employees who tender eligible options will promptly receive RSUs on the expiration date of the offer with such RSUs being subject to any future tax determination or ruling.

The Company respectfully advises the Staff that the dates of the tax rulings in Israel and The Netherlands are currently unknown. Also, as indicated on page 20 of the Offering Memorandum, there can be no assurance that such rulings will be favorable or that they will be issued prior to the completion date of the Offer to Exchange. We provided additional clarity to address this point in the Supplemental Filing.

We confirm that, notwithstanding any delay in the receipt of a tax ruling, all employees who tender eligible options (and who otherwise satisfy the conditions included in the Offering Memorandum) will promptly receive RSUs on the expiration date of the offer, all as contemplated by and on the terms set forth in the Offering Memorandum, with such RSUs being subject to any future tax determination or ruling.

Supplemental Questions and Answers for Cash Payments, page 16

Q4. “When will my cash payment vest ….” page 16

5.	You indicate that cash payments will be paid “promptly following the completion date through [ ] local payroll.” As you know, Rule 13e-4(f)(5) and 14c-1 (c) require that you pay for tendered options “promptly.” In your response letter, please provide additional details regarding any local payroll practices that could result in a time lag between the expiration date and the date any monies receivable for tendered options would be included in an employee’s payroll. We may have additional comments.

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If a participant in the offer is eligible for a cash payment, the cash payment will be included in the employee’s next regular pay check from the Company following the completion date. The exact timing of the payment depends on the employee’s customary local payroll cycle and time required to process applicable tax withholding, benefit plan contributions and similar deductions each pay period in the country or state in which he or she is employed. Local payroll cycles outside the United States are generally monthly and regular checks or wire transfers, as applicable, are generally processed several business days prior to month-end. Accordingly, for pay periods that end on September 30, we expect that we will not have sufficient time to include the cash payment in processing the payroll for that pay period and the employee’s cash payment will be included in his or her regular check or wire transfer, as applicable, for the pay period that immediately follows the completion date. The Company has examined other options, including running separate payroll cycles for these countries. This alternative was eliminated because of the cost and administrative burden associated with running such special payroll cycles. To name a few administrative challenges, these cash payments are taxable for employees and therefore, before they can be made, they must be processed through our various payroll systems; further, we must review and coordinate with our payroll vendors in different countries to ensure that the appropriate taxes are withheld; finally, our local vendors generally have processing time requirements that would make it difficult to efficiently run a separate payroll cycle significantly before the next regular payroll following the completion date. In any case, however, if an employee is eligible for a cash payment we will make the cash payment promptly and, based on the applicable customary local payroll cycle, not later than in the employee’s next regular pay check or wire transfer, as applicable.

The Supplemental Filing also includes additional clarity on this point.

Section 7. Conditions to the Offer, page 28

6.	We refer you to the tenth bullet point regarding “any order, stay, judgment or decree … issued by any court …” Based on disclosure regarding the contemplated benefits of the offer as outlined in Section 3, it would appear that this condition could be triggered in the event tax authorities in the Netherlands and Israel render an unfavorable tax ruling. Please advise. Further, given that a ruling has not yet been obtained and assuming a ruling is not obtained at the time of expiration, please revise your disclosure to clarify your intentions with respect to the ability to assert this condition. In this regard, we remind you that all conditions to the offer other than the receipt of governmental approvals, must be satisfied or waived prior to expiration. We may have further comment.

The Supplemental Filing clarifies that the tax rulings referred to will not (whether or not such rulings are obtained) trigger this condition.

7.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the last bullet point of conditions on page 29. Would the enactment of “any” rule or regulation, whether or not such enactment materially impacted the company, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

The Supplemental Filing includes this additional clarity.

Section 15. Extension of offer; termination; amendment, page 39

8.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

The Supplemental Filing includes this revision.

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U.S. Securities and Exchange Commission, September 10, 2009 - Page 6

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 357-4164 with any questions or comments regarding this letter.

Respectfully submitted, Electronics For Imaging, Inc.

By:	/s/ Bryan Ko
Bryan Ko, Esq. General Counsel

cc:	John Ritchie, Electronics For Imaging, Inc.
Justyna Rostocka, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Myers LLP